Mail Stop 4561

December 13, 2007

By U.S. Mail and facsimile to (517)546-3572.

Janice B. Trouba, Chief Financial Officer
FNBH Bancorp, Inc.
101 East Grand River
Howell, MI 48843

      Re: FNBH Bancorp, Inc.
             Forms 10-Q for the periods ended June 30 and September 30, 2007

Dear Ms. Trouba:

We have reviewed your filings and have the following comment. We have limited our review to only the issues raised in our comment. Where indicated, we think you should amend your filings in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-Q for the periods ended June 30, 2007 and September 30, 2007

1.   Please revise to provide the following information regarding the significant deterioration of your loan portfolio and the resultant increases in the allowance for loan losses and the losses on loans held for sale:

- Discuss in detail the facts and circumstances resulting in the significant credit deterioration in your loan portfolio from December 31, 2006 through June 30, 2007 and from June 30, 2007 through September 30, 2007.

- Disclose the specific types of loans suffering credit deterioration and quantify your additional exposure to them.

- Discuss the basis for reclassifying loans reclassified as held for sale from the held for investment portfolio back to the held for investment portfolio. Clarify how you considered paragraph 8 of SOP 01-6 in originally recording the loans.

- Clarify where you included the proceeds from the sale of the reclassified loans in the statements of cash flows. If you have included them in the operating section, please revise to include them in the investment section so that the cash inflows will follow the cash outflows. Refer to paragraph 9 of SFAS 102.

* * * * *

As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us a draft of your amendments prior to filing the amended documents. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Staff Accountant